FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                          Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                           For the month of July


                                 BG Group plc
                         100 Thames Valley Park Drive
                                Reading RG6 1PT
                                    ENGLAND

                   (Address of principal executive offices)


The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the reigistrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.






Enclosures: 1. Transaction in Own shares announcement made on 14 June, 2006
            2. Transaction in Own shares announcement made on 15 June, 2006
            3. Transaction in Own shares announcement made on 16 June, 2006
            4. Transaction in Own shares announcement made on 19 June, 2006
            5. Transaction in Own shares announcement made on 20 June, 2006
            6. Transaction in Own shares announcement made on 21 June, 2006
            7. Transaction in Own shares announcement made on 22 June, 2006
            8. Transaction in Own shares announcement made on 26 June, 2006
            9. Transaction in Own shares announcement made on 27 June, 2006
           10. Transaction in Own shares announcement made on 28 June, 2006
           11. Transaction in Own shares announcement made on 29 June, 2006
           12. Transaction in Own shares announcement made on 30 June, 2006
           13. Transaction in Own shares announcement made on 04 July, 2006
           14. Transaction in Own shares announcement made on 05 July, 2006
           15. Transaction in Own shares announcement made on 06 July, 2006
           16. Transaction in Own shares announcement made on 07 July, 2006
           17. Transaction in Own shares announcement made on 10 July, 2006
           18. Transaction in Own shares announcement made on 11 July, 2006
           19. Transaction in Own shares announcement made on 12 July, 2006
           20. Transaction in Own shares announcement made on 13 July, 2006
           21. Transaction in Own shares announcement made on 14 July, 2006
           22. Transaction in Own shares announcement made on 17 July, 2006
           23. Transaction in Own shares announcement made on 18 July, 2006
           24. Transaction in Own shares announcement made on 19 July, 2006

Enclosure 1

BG Group plc
14 June 2006

BG Group plc announces that it has today purchased through JPMorgan Cazenove Limited 5,000,000 ordinary shares at a price of 643.2222 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, BG Group plc holds 78,058,653 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 3,473,962,171.

Enclosure 2

BG Group plc
15 June 2006

BG Group plc announces that it has today purchased through JPMorgan Cazenove Limited 1,415,000 ordinary shares at a price of 654.78 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, BG Group plc holds 79,473,653 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 3,472,547,171.

END.

Enclosure 3

BG Group plc
16 June 2006

BG Group plc announces that it has today purchased through JPMorgan Cazenove Limited 3,000,000 ordinary shares at a price of 665.6503 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, BG Group plc holds 82,473,653 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 3,469,547,171.

END.

Enclosure 4

BG Group plc
19 June 2006

BG Group plc announces that it has today purchased through JPMorgan Cazenove Limited 2,000,000 ordinary shares at a price of 664.5017 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, BG Group plc holds 84,473,653 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 3,467,552,299.

END.

Enclosure 5

BG Group plc
20 June 2006

BG Group plc announces that it has today purchased through JPMorgan Cazenove Limited 2,000,000 ordinary shares at a price of 645.0254 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, BG Group plc holds 86,473,653 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 3,465,552,299.

END.

Enclosure 6

BG Group plc
21 June 2006

BG Group plc announces that it has today purchased through JPMorgan Cazenove Limited 2,000,000 ordinary shares at a price of 660.0142 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, BG Group plc holds 88,473,653 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 3,463,552,299.

END.

Enclosure 7

BG Group plc

22 June 2006

BG Group plc announces that it has today purchased through JPMorgan Cazenove Limited 2,000,000 ordinary shares at a price of 673.8651 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, BG Group plc holds 90,473,653 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 3,461,552,299.


END.

Enclosure 8

BG Group plc


26 June 2006



BG Group plc announces that it has today purchased through JPMorgan Cazenove Limited 2,000,000 ordinary shares at a price of 698.2123 pence per share. The purchased shares will all be held as treasury shares.



Following the above purchase, BG Group plc holds 92,473,653 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 3,459,556,885.


END.

Enclosure 9

BG Group plc



27 June 2006



BG Group plc announces that it has today purchased through JPMorgan Cazenove Limited 1,700,000 ordinary shares at a price of 701.7306 pence per share. The purchased shares will all be held as treasury shares.


Following the above purchase, BG Group plc holds 94,173,653 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 3,457,856,885.



END.

Enclosure 10

BG Group plc

28 June 2006


BG Group plc announces that it has today purchased through JPMorgan Cazenove Limited 900,000 ordinary shares at a price of 702.306 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, BG Group plc holds 95,073,653 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 3,456,956,885.


END.

Enclosure 11

BG Group plc

29 June 2006

BG Group plc announces that it has today purchased through JPMorgan Cazenove Limited 95,000 ordinary shares at a price of 711.2246 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, BG Group plc holds 95,168,653 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 3,456,916,497.


END.

Enclosure 12

BG Group plc ('BG') announces today that it will commence an irrevocable, non-discretionary programme to purchase BG Ordinary Shares on its own behalf, to be held in Treasury, during its close period which commences on 1 July 2006 and ends at the time of the announcement of BG's results on 24 July 2006.

Any purchases of shares pursuant to the irrevocable programme will be effected within certain pre-set parameters, and in accordance with both BG's general authority to repurchase shares and Chapter 12 of the Listing Rules, which requires that the maximum price paid will not exceed 5% above the average market value of BG's Ordinary Shares for the five dealing days preceding the date of purchase.

Enclosure 13


BG Group plc

4 July 2006

BG Group plc announces that it has today purchased through JPMorgan Cazenove Limited 600,000 ordinary shares at a price of 735.7685 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, BG Group plc holds 95,768,653 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 3,456,330,993.


END.

Enclosure 14

BG Group plc


5 July 2006


BG Group plc announces that it has today purchased through JPMorgan Cazenove Limited 750,000 ordinary shares at a price of 736.4019 pence per share. The purchased shares will all be held as treasury shares.


Following the above purchase, BG Group plc holds 96,518,653 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 3,455,580,993.



END.

Enclosure 15

BG Group plc

6 July 2006



BG Group plc announces that it has today purchased through JPMorgan Cazenove Limited 750,000 ordinary shares at a price of 737.0631 pence per share. The purchased shares will all be held as treasury shares. Following the above purchase, BG Group plc holds 97,268,653 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 3,454,832,870.



END.

Enclosure 16

BG Group plc



7 July 2006



BG Group plc announces that it has today purchased through JPMorgan Cazenove Limited 750,000 ordinary shares at a price of 736.0164 pence per share. The purchased shares will all be held as treasury shares.



Following the above purchase, BG Group plc holds 98,018,653 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 3,454,082,870.

Enclosure 17

BG Group plc



10 July 2006



BG Group plc announces that it has today purchased through JPMorgan Cazenove Limited 500,000 ordinary shares at a price of 734.6032 pence per share. The purchased shares will all be held as treasury shares.



Following the above purchase, BG Group plc holds 98,518,653 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 3,453,582,870.

END.

Enclosure 18

BG Group plc

11 July 2006

BG Group plc announces that it has today purchased through JPMorgan Cazenove Limited 750,000 ordinary shares at a price of 732.7699 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, BG Group plc holds 99,268,653 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 3,452,842,386.


END.

Enclosure 19

BG Group plc



12 July 2006



BG Group plc announces that it has today purchased through JPMorgan Cazenove Limited 500,000 ordinary shares at a price of 736.7107 pence per share. The purchased shares will all be held as treasury shares.



Following the above purchase, BG Group plc holds 99,768,653 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 3,452,342,386.





END.

Enclosure 20

BG Group plc


13 July 2006


BG Group plc announces that it has today purchased through JPMorgan Cazenove Limited 750,000 ordinary shares at a price of 728.7602 pence per share. The purchased shares will all be held as treasury shares.


Following the above purchase, BG Group plc holds 100,518,653 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 3,451,592,386.

END.

Enclosure 21

BG Group plc

14 July 2006

BG Group plc announces that it has today purchased through JPMorgan Cazenove Limited 750,000 ordinary shares at a price of 722.2087 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, BG Group plc holds 101,268,653 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 3,450,844,253.


END.

Enclosure 22

BG Group plc

17 July 2006


BG Group plc announces that it has today purchased through JPMorgan Cazenove Limited 800,000 ordinary shares at a price of 713.2526 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, BG Group plc holds 102,068,653 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 3,450,044,253.


END.

Enclosure 23

BG Group plc



18 July 2006



BG Group plc announces that it has today purchased through JPMorgan Cazenove Limited 800,000 ordinary shares at a price of 713.705 pence per share. The purchased shares will all be held as treasury shares.



Following the above purchase, BG Group plc holds 102,868,653 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 3,449,244,253.





END.

Enclosure 24

BG Group plc



19 July 2006



BG Group plc announces that it has today purchased through JPMorgan Cazenove Limited 750,000 ordinary shares at a price of 709.1916 pence per share. The purchased shares will all be held as treasury shares.



Following the above purchase, BG Group plc holds 103,618,653 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 3,448,494,253.





END.

 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BG Group plc


Date: 20 July, 2006                                By: ___Ben Mathews___

                                                     Ben Mathews
                                                     Deputy Company Secretary